CERTIFICATE OF MERGER

MERGING

CST Acquisition Corp.
(a Colorado Corporation)

INTO

WEBXU, INC.
(a Delaware Corporation)

Pursuant to Title 8, Section 252 of the Delaware General Corporation Law, this CERTIFICATE OF MERGER was executed this 22nd day of July, 2011 by CST Acquisition Corp., a Colorado corporation, and WebXU, Inc., a Delaware corporation.

THIS IS TO CERTIFY:

FIRST:  WebXU, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Surviving Corporation”), and CST Acquisition Corp., a corporation organized and existing under the laws of the State of Colorado (“Acquisition Corp.”), agree that Acquisition Corp. shall be merged into the Surviving Corporation.  The terms and conditions of the merger and the mode of carrying the same into effect are as herein set forth in this Certificate of Merger.

SECOND:  The Surviving Corporation shall survive the merger and shall continue under the name of “WebXU, Inc.” whose principal address is 3435 Ocean Park Blvd., Suite 107-282, Santa Monica, California 90405.

THIRD:  The plan of merger is as follows:

1.	Acquisition Corp. shall be merged into the Surviving Corporation.

2.	On the effective date of this merger:

a.	Acquisition Corp. shall merge into the Surviving Corporation and the separate existence of Acquisition Corp. shall cease.

b.
The title to all real estate and other property owned by Acquisition Corp. is transferred to and vested in the Surviving Corporation without revision or impairment; and the transfer to and vesting in the Surviving Corporation shall be deemed to occur by operation of law, and no consent or approval of any other person shall be required in connection with any transfer or vesting unless consent or approval is specifically required in the event of merger by law or by the express provision in any contract, agreement, decree, order, or other instrument to which any of the corporations so merged is a party or by which it is bound.

c.	The Surviving Corporation shall assume all the liabilities of Acquisition Corp.

d.
A proceeding pending against any corporation party to the merger may be continued as if the merger did not occur or the Surviving Corporation may be substituted in the proceeding for the corporation whose existence ceased.

e.	The certificate of incorporation of the Surviving Corporation shall continue in full force and effect and shall not be changed or amended by this plan of merger.

f.
CST Holding Corp., a Colorado corporation (“Parent”), shall become the holder of all of the issued and outstanding shares of the Surviving Corporation, which shall consist of 100 shares of common stock.

g.	Each share of common stock of Acquisition Corp. outstanding immediately prior to the effective time of the merger shall be cancelled at the effective time of the merger.

h.
Each share of common stock, par value $0.001 per share, of the Surviving Corporation (the “Company Common Stock”) outstanding immediately prior to the effective time of the merger shall, by virtue of the merger and without any action on the part of the holders thereof, be converted into the right to receive one (1) share of common stock of the Parent (“Parent Company Stock”).

i.	Each share of Company Common Stock held in the treasury of the Surviving Corporation immediately prior to the effective time shall be cancelled in the merger and cease to exist.

j.	All warrants to purchase Company Common Stock outstanding prior to the effective time shall be converted into warrants to purchase the common stock of the Parent upon the same terms and conditions.

k.
All option plans of the Company shall be assumed by the Parent, and all options to purchase Company Common Stock outstanding prior to the effective time shall be converted into options to purchase the common stock of the Parent upon the same terms and conditions.

FOURTH:  The Surviving Corporation has authorized 50,000,000 shares of common voting stock, $0.001 par value, 15,914,531 shares of which were issued and outstanding on July 22, 2011 and on the date hereof.  Each share entitles its holder to one vote.  The board of directors of the Surviving Corporation has duly approved the adoption of an agreement and plan of merger dated July 22, 2011 (“Merger Agreement”) and the performance of its terms.  Holders of common stock of the Surviving Corporation, representing 14,577,062 shares, duly consented in writing to the merger and Merger Agreement on July 22, 2011.  Shareholders that consented to the merger and Merger Agreement represented 91.5% of the issued and outstanding shares of the Surviving Corporation.

FIFTH: Acquisition Corp. has authorized 50,000,000 shares of common voting stock, $0.001 par value, 100 shares of which were issued and outstanding on July 21, 2011 and the date hereof.  All of the outstanding shares of the Acquisition Corp. are owned by Parent. The board of directors of Acquisition Corp. approved merger, the Merger Agreement, and the performance of its terms.  On July 21, 2011, Parent consented in writing as the sole shareholder of Acquisition Corp., to the merger and Merger Agreement.

SIXTH:  The aforementioned Merger Agreement has been approved, adopted, executed and acknowledged by the Acquisition Corp. and the Surviving Corporation in accordance with Section 252 of the Delaware General Corporation Law.

SEVENTH: The merger shall become effective on date of filing of this Certificate of Merger with the Delaware Secretary of State.

EIGHTH: The Merger Agreement is on file at WebXU, Inc., whose address is 3435 Ocean Park Blvd., Suite 107-282, Santa Monica, California 90405, the place of business of the surviving corporation.

NINTH: A copy of the Merger Agreement will be furnished by the Surviving Corporation upon written request to the Secretary of the Surviving Corporation, without cost, to any stockholder of the constituent corporations.

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IN WITNESS WHEREOF, the parties to the merger have caused this Certificate of Merger and Plan of Merger to be signed in their respective corporate names and on their behalf by the respective presidents and witnessed or attested by their respective secretaries as of the 22nd day of July, 2011.

CST ACQUISITION CORP. a Colorado Corporation

By:	/s/ Christine Tedesco
Christine Tedesco, President

WEBXU, INC. a Delaware Corporation

By:	/s/ Matt Hill
Matt Hill President and Chief Executive Officer